SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For November 3, 2004

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 10 Pages

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: Nice Systems Reports Third Quarter 2004 Results.

Dated: November 3, 2004

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

Dated: November 3, 2004

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NICE Systems Reports Third Quarter 2004 Results

Highlights:

.        Record revenue of $63.5 million, up 14% versus Q3:03

.        Continued gross margin improvement to 54.7%

.        Q3 GAAP EPS of $0.28 fully diluted, up 33% versus Q3:03

.        Cash and equivalents grew to $146.0 million from $135.8 million at the end of Q2

Ra`anana, Israel, November 3, 2004 - NICE Systems (NASDAQ: NICE), a global provider of advanced solutions that enable organizations to extract the value hidden within multimedia interactions to drive performance today announced results for the quarter ending September 30, 2004.

Revenue for the third quarter of 2004 was a record $63.5 million, up 14% from the same quarter of 2003 and up 4% sequentially due to continued strong sales to enterprise customers and better traction in the public sector markets including video surveillance, public safety solutions, and lawful interception.

Net income increased 48% to $5.2 million, or $0.28 per fully diluted share, compared with $3.5 million, or $0.21 per fully diluted share in the third quarter of 2003. EPS increased 17% sequentially.

Commenting on the quarter, Haim Shani, president and CEO of NICE, said, "We again achieved record revenues and we were particularly pleased to see that we are beginning to get some traction in the public sector where revenues were up 18% year over year and up 17% sequentially."

Gross margin increased to 54.7% from 53.0% in Q3 of 2003 and 54.3% in Q2 of 2004, primarily due to increased volume.

"As planned, we continued to spend on our key strategic initiatives, including the launch of NICE Perform," continued Mr. Shani. "Even with this continued investment, we were able to substantially increase our operating profit."

The company reported a Q3 operating profit of $5.1 million, up 118% from $2.3 million in the year earlier period, and up 31% from $3.9 million in the second quarter of 2004.  Operating margin increased to 8.1% from 4.2% in Q3 of 2003 and 6.4% in Q2 of 2004.

Total cash and equivalents at September 30, 2004 rose to $146.0 million, compared with $135.8 million at June 30, 2004.  DSO for the third quarter was 68 days, at the low end of the target range.

"Demand for VoIP products remains strong, also contributing to our growing orders. During the quarter NICE filed a lawsuit against Witness Systems seeking an injunction preventing the sale by Witness of any solution which infringes NICE`s VoIP patent. Witness has, in retaliation, filed a patent infringement suit claiming that NICE has infringed two of its patents relating to

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screen capture. We believe the suit is without merit and will defend ourselves vigorously against this retaliatory claim.

Commenting on the outlook, Mr. Shani said, "Similar to last year, we expect a very strong fourth quarter.  We continue to experience strong bookings with over a 1:1 book to bill ratio, and we were gratified that Q3 bookings included 8 deals for our new NICE Perform suite which was launched at the beginning of the quarter.  No revenue from these deals was recognized in Q3.

"We reiterate our guidance for the year, and expect revenues in Q4 to grow to between $67 million and $70 million, with EPS between $0.44 and $0.49.  2005 promises to be another year of growth in both the enterprise and public sectors with excellent operating leverage that will enable our EPS to grow substantially faster than revenue," continued Mr. Shani. Our preliminary guidance for 2005 calls for revenues between $275 and $280 million and EPS of $1.40 to $1.50."

Conference Call

Please be reminded that NICE will report its third quarter 2004 financial results on Wednesday, November 3, 2004. Following the earnings release, NICE management will host a teleconference at 8:30 (ET) 15:30 Israel time to discuss the results and the company`s outlook.

Please call the following dial-in numbers to participate: United States 1-866-860-9642; United Kingdom 0-800-917-4256; Israel 03-9180610.The call will be broadcasted live on http://www.nice.com. An online replay will also be available approximately one hour after the call.  A telephone replay will be available for up to 72 hours after the call.  The replay information: US Toll-free:  1-866-276-1485; International: + 972-3-925-5930; Israel: 03-925-5930

About NICE

NICE Systems is the global provider of advanced solutions that enable organizations to extract the value hidden within multimedia interactions. NICE solutions sharpen the awareness of organizations to help them generate insight from interactions for improved decision-making, better performance and enhanced security.  NICE has more than 15,000 customers in over 100 countries, including the world`s top ten banks and over 65% of the Fortune 100. More information is available at www.nice.com.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch,

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Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

  In Australia only

Media
Vivian Cohen-Leisorek	NICE Systems Vivian.cohen@nice.com	972-775-314
Investors
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)
	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2004	2003	2004
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue
Product	$ 41,510	$ 45,667	$122,668	$131,221
Services	14,370	17,845	39,870	51,903
Total revenue	55,880	63,512	162,538	183,124

Cost of revenue
Product	15,644	16,112	48,079	46,728
Services	10,625	12,642	30,787	37,006
Total cost of revenue	26,269	28,754	78,866	83,734

Gross Profit	29,611	34,758	83,672	99,390

Operating Expenses:
Research and development, net	5,750	6,084	16,842	18,517
Selling and marketing	13,628	15,786	39,730	46,365
General and administrative	7,465	7,769	22,279	23,453
Restructuring and other special charges	423	-	1,701	-
Total operating expenses	27,266	29,639	80,552	88,335

Operating income	2,345	5,119	3,120	11,055

Financial income, net	791	695	1,685	2,766
Other income (expense), net	39	(2)	6	5

Income before taxes on income	3,175	5,812	4,811	13,826
Taxes on income	456	630	820	1,525

Net income from continuing operations	2,719	5,182	3,991	12,301

Net income from discontinued operation	819	-	1,185	3,236

Net income	$ 3,538	$ 5,182	$ 5,176	$ 15,537

Basic income per share from continuing operations	$ 0.17	$ 0.29	$ 0.25	$ 0.71
Basic income per share from discontinued operation	$ 0.05	-	$ 0.07	$ 0.19
Basic income per share	$ 0.22	$ 0.29	$ 0.33	$ 0.89

Diluted income per share from continuing operations	$ 0.16	$ 0.28	$ 0.25	$ 0.66
Diluted income per share from discontinued operation	$ 0.05	-	$ 0.07	$ 0.17
Diluted income per share	$ 0.21	$ 0.28	$ 0.32	$ 0.84

Weighted average number of shares
outstanding used to compute:

Basic income per share	16,037	17,595	15,890	17,365
Diluted income per share	16,884	18,549	16,186	18,557

NICE SYSTEMS LTD. AND SUBSIDIARIES
FOR COMPARATIVE PURPOSES
NET INCOME AND INCOME PER SHARE EXCLUDING RESTRUCTURING COST,
AND OTHER SPECIAL CHARGES
U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2004	2003	2004
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net income	$ 3,538	$ 5,182	$ 5,176	$ 15,537

Adjustments:

GAAP net income from discontinued operation	(819)	-	(1,185)	(3,236)

Restructuring and other special charges	423	-	1,701	-

Non-GAAP net income from continuing operations	$ 3,142	$ 5,182	$ 5,692	$ 12,301

Non-GAAP basic income per share from continuing operations	$ 0.20	$ 0.29	$ 0.36	$ 0.71
Non-GAAP diluted income per share from continuing operations	$ 0.19	$ 0.28	$ 0.35	$ 0.66

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	September 30,
	2003	2004
	Audited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 29,859	$ 31,729
Short-term bank deposits	189	144
Marketable securities	17,187	7,277
Trade receivables	45,973	45,864
Other receivables and prepaid expenses	7,366	8,619
Related party receivables	4,013	-
Inventories	12,634	11,331
Assets of discontinued operation	3,945	924

Total current assets	121,166	105,888

LONG-TERM INVESTMENTS:
Long-term marketable securities	60,034	106,845
Other long-term investments	8,084	8,729

Total long-term investments	68,118	115,574

PROPERTY AND EQUIPMENT, NET	18,627	17,337

OTHER ASSETS, NET	41,504	38,568

TOTAL ASSETS	$ 249,415	$ 277,367

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$ 15,744	$ 15,172
Accrued expenses and other liabilities	47,370	49,211
Liabilities of discontinued operation	1,878	134

Total current liabilities	64,992	64,517

LONG-TERM LIABILITIES	7,592	7,602

SHAREHOLDERS' EQUITY	176,831	205,248

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 249,415	$ 277,367

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands
	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2004	2003	2004
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities:

Net income	$ 3,538	$ 5,182	$ 5,176	$ 15,537
Less income for the period from discontinued operation	(819)	-	(1,185)	(3,236)
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	4,180	3,374	13,152	10,282
Accrued severance pay, net	32	(58)	140	30
Amortization of discount (premium) and accrued interest
on held-to-maturity marketable securities	340	265	1,014	1,013
Decrease (increase) in trade receivables	(737)	44	7,601	79
Decrease (increase) in other receivables and prepaid expenses	1,190	(1,109)	835	(1,251)
Decrease (increase) in inventories	623	49	(873)	1,291
Increase (decrease) in trade payables	(967)	500	(984)	(561)
Increase in accrued expenses and other liabilities	491	3,271	463	4,149
Other	9	26	69	-

Net cash provided by operating activities from continuing operations	7,880	11,544	25,408	27,333
Net cash provided (used) by operating activities from discontinued operation	1,880	(246)	2,130	604

Net cash provided by operating activities	9,760	11,298	27,538	27,937

Cash flows from investing activities:

Purchase of property and equipment	(1,176)	(1,970)	(3,889)	(5,159)
Proceeds from sale of property and equipment	340	-	681	60
Investment in short-term bank deposits	(52)	(33)	(98)	(72)
Proceeds from short-term bank deposits	32	45	123	116
Proceeds from maturity of short-term held-to-maturity marketable securities	8,577	1,725	28,662	16,710
Investment in short-term held-to-maturity marketable securities	-	(1,000)	-	(3,000)
Proceeds of call of long-term held-to-maturity marketable securities	5,000	9,632	5,000	29,434
Investment in long-term held-to-maturity marketable securities	(23,299)	(13,195)	(56,126)	(81,058)
Capitalization of software development costs	(549)	(312)	(1,793)	(987)
Decrease in accrued acquisition costs	(58)	-	(3,008)	(75)
Payment in respect of terminated contract from TCS acquisition	(5,141)	(1,364)	(5,141)	(2,847)
Decrease in related party receivables from TCS acquisition	-	-	6,635	4,013

Net cash provided (used) by investing activities from continuing operations	(16,326)	(6,472)	(28,954)	(42,865)
Net cash provided (used) by investing activities from discontinued operation	(26)	-	(52)	4,136

Net cash used by investing activities	(16,352)	(6,472)	(29,006)	(38,729)

Cash flows from financing activities:

Proceeds from issuance of shares and exercise of share options, net	3,344	2,753	4,604	12,671
Short-term bank credit, net	-	-	(24)	-

Net cash provided by financing activities	3,344	2,753	4,580	12,671

Effect of exchange rate changes on cash	50	20	58	(9)

Increase (decrease) in cash and cash equivalents	(3,198)	7,599	3,170	1,870
Cash and cash equivalents at beginning of period	25,649	24,130	19,281	29,859

Cash and cash equivalents at end of period	$ 22,451	$ 31,729	$ 22,451	$ 31,729

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